UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-39753

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ECOBAN SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

78 DECATUR ROAD
(No. and Street)

NEW ROCHELLE (City) NY (State) 10801 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Chiarovano (Name) (212) 668-8700 (Area Code – Telephone Number) mchiarovano@acisecure.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FARKOUH, FURMAN & FACCIO, LLP
(Name – if individual, state last, first, and middle name)

460 PARK AVE, 12TH FL (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

07/09/2009 (Date of Registration with PCAOB)(if applicable) 3630 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN DEGOT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ECOBAN SECURITIES CORPORATION, as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ousmane Diop
Notary Public State of New York
Registration No. 01DI6392371
Qualified in Westchester County
My Commission Expires May 28, 2027

Notary Public

Signature:

Title:
OWNER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ECOBAN SECURITIES CORPORATION

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year ended March 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

ECOBAN SECURITIES CORPORATION
FOR THE YEAR ENDED MARCH 31, 2023

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ecoban Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ecoban Securities Corporation as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ecoban Securities Corporation as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ecoban Securities Corporation's management. Our responsibility is to express an opinion on Ecoban Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ecoban Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farkouh, Furman & Faccio, LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Ecoban Securities Corporation's auditor since 2001.

New York, New York
June 28, 2023

ECOBAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

ASSETS:		
Cash	$	159,489
Investment in securities at fair value		838
Deferred tax asset		119,263
Prepaid expenses		11,941
Other assets		564
TOTAL ASSETS	$	292,095
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	24,726
Commission Payable		111,421
TOTAL LIABILITIES		136,147
STOCKHOLDER'S EQUITY:		
Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding		103
Additional paid-in capital		581,656
Accumulated deficit		(425,811)
TOTAL STOCKHOLDER'S EQUITY		155,948
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	292,095

See accompanying notes to financial statement

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Ecoban Securities Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company receives service fees (1) when acting as a placement agent in the underwriting of offerings and (2) related to its participation in road shows on behalf of various businesses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting year. Accordingly, actual results could differ from those estimates and such differences could be material.

Revenue Recognition
The Company accounts for revenue under the provisions of FASB ASC 606, "Revenue from Contracts with Customers." Under the standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

The following table presents our total revenues separated for our revenues from contracts with customers and our other sources of revenues:

Revenues from contracts with customers:		
Private placement fee income	$	1,703,917
Loss on foreign currency exchnage		(12,732)
Total Revenue from Contracts with Customers		1,691,185
Other Sources of Revenue:		-
Net trading gains (losses)		(43,327)
Total Revenues	**$**	**1,647,858**

Any gains or losses resulting from foreign currency transactions are included in revenue.

The following provides detailed information on the recognition of our revenues from contracts with customers:

Private Placement Fees Income
The Company provides placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked convertible securities transactions and structuring, underwriting and distributing public and private debt. Placement agent fees are recognized when the client obtains the control and benefit of the offering at that point. Costs associated with capital markets transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Service Fees

The service fees represent revenue resulting from consulting services including non-deal road shows and marketing materials. Fees from these advisory assignments are recognized in revenues when the services related to the underlying transaction are completed.

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are expected to be resolved within three months or less as of March 31, 2023.

Fees Receivable

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Receivables related to revenues from contracts with customers amounted to $0 at March 31, 2023. The Company carries its fees receivable at cost less an allowance for credit losses. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for credit losses based on history of past write-offs and collections and current credit conditions. No allowance for credit losses was required at March 31, 2023.

Contract Costs

The Company does not incur any contract costs with the exception of those included in the contract and incurred by its registered representatives.

Disaggregation of Revenue

The Company does not disaggregate revenue other than by product line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position.

Leases

The Company accounts for leases under the provisions of FASB ASC 842, "Leases" ("ASC 842"). The standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and classify as either operating or finance leases.

In accordance with ASC 842, at the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present and the classification of the lease including whether the contract involves the use of a distinct identified asset, whether the Company obtains the right to substantially all the economic benefit from the use of the asset, and whether the Company has the right to direct the use of the asset. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less under practical expedient in paragraph ASC 842-20-25-2. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration and to account for the lease and non-lease components as a single lease component. See Note 5

Income Taxes

The Company's fiscal tax year ends on March 31, 2023. It is projected that the taxable income will be significantly lower than the net operating loss carry forward from the previous fiscal year. Accordingly, there is no tax liability recorded as of March 31, 2023.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (Continued)

The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal, state and local income taxes are calculated and recorded on the current year's activity in accordance with the tax laws and regulations that are in effect. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized. The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the "Subtopic"). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Subtopic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Subtopic provides guidance on de-recognition, classification, interest and penalties, accounting in interim years, disclosure and transition.

Investment in Securities

Investment in securities are recorded on trade date and are valued at fair value in accordance with FASB ASC 820 as described further in these notes. Realized and unrealized gains and losses from securities are reflected in net trading gains(losses) on the statement of operations. The values of securities which are denominated in foreign currencies are stated using the exchange rate in effect on the last business day of the year. Purchases and sales of securities which are denominated in foreign currencies are recorded at the exchange rate as of the date of the transaction. For financial statement purposes, the Company does not isolate that portion of the trading gain(loss) resulting from exchange rate fluctuation. Such changes are combined with changes in market prices and included in trading gains(losses) in the statement of operations.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains cash balances that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2023, the amount in excess of insured limits of $250,000 was $0.

Revenue

During the year ended March 31, 2023, approximately 82% of the Company's revenue was from two customers.

NOTE 4 - INCOME TAXES

Components of provision for income taxes are as follows for the year ended March 31, 2023:

Current Expense:	
State and local	$ 33
Total Current Expense	33
Deferred Expense:	
Federal	(74,757)
Total Deferred Tax (Benefit) Expense	(74,757)
Total Provision for Income Taxes	$ (74,724)

Federal net operating loss carryforwards of $526,096 are available to the Company of which $86,429 expires in fiscal 2039 and the remainder do not expire.

NOTE 4 - INCOME TAXES (CONTINUED):

The Company's deferred income tax assets consist of net operating loss. The Company did not record a valuation allowance against its deferred tax assets as the Company determined that it was more likely than not that the deferred tax assets will be realized in future years based on future estimates of taxable income. At March 31, 2023, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties in interest expense. As of March 31, 2023, the Company recorded no interest and penalties.

The Company files federal, state and local income tax returns in jurisdictions with varying statutes of limitations. The 2020 through 2023 tax years generally remain subject to examination by the respective tax authorities.

NOTE 5 - COMMITMENTS

The Company rented office space in New Rochelle from a family member of the Company's President on a month-to-month basis through March 31, 2023. Additionally, imcluded in professional fees on the statement of operations is $151,461.46 paid to the family member of the Company's President for administrative services.

Rent expense for the year ended March 31, 2023 amounted to $56,200.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at March 31, 2023, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company had net capital of $23,343 which was $14,266 in excess of its required net capital of $9,076. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1.

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASUs”).

For the year ended March 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company’s financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2023

NOTE 8 – FAIR VALUE MEASUREMENT:

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of March 31, 2023:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 838	$ -	$ -	$ 838
Total	$ 838	$ -	$ -	$ 838

There were no other financial assets or liabilities measured at fair value under ASC 820 as of March 31, 2023.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.